Rabobank

Rabobank Nederland
Directoraat Control Rabobank Groep

Sender UC-G 717, Postbus 17100, 3500 HG Utrecht

Visiting address Croeselaan 18, Utrecht

Telephone 00 31 302162615

Fax 0031 302161940

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

07028022

Our reference BB/jcd
Date November 2, 2007

SUPPL

Subject **Rabobank Nederland Rule 12g3-2(b) File No. 82-5010**

The enclosed press releases from the period Oktober 2007 and the Pricing Supplements of Oktober 2007 are being furnished to the Securities and Exchange Commission (the "**SEC**") on behalf of Rabobank Nederland (the "**Bank**") pursuant to the exemption from the Securities Exchange Act of 1934 (the "**Act**") afforded by Rule 12g3-2(b) there under.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

PROCESSED
NOV 19 2007
THOMSON
FINANCIAL

Yours sincerely,
Rabobank Nederland

Prof.dr.ir. Bert Bruggink
Executive Board / CFO Rabobank Group

Rabobank

Rabobank in business

Rabobank to sell Alex Beleggersbank to BinckBank

31-10-2007 | Press Release

Alex will continue to exist as a separate brand. Rabobank Nederland has decided to sell Alex Beleggersbank to the listed internet broker BinckBank. The sale of Alex Beleggersbank is the outcome of a thorough exploratory process following Rabobank's announcement in March 2007 that it wished to review Alex's possibilities inside and outside the group. Alex will continue to exist as a separate brand under the ownership of BinckBank and will retain its own positioning. Alex customers will consequently not notice any changes in practice as a result of the acquisition.

Rabobank and Alex have formed a strong combination in recent years. As part of the Rabobank Group, Alex has seen its number of customers grow to more than 100,000. Alex is now seeking to further expand its offering to include services that are not exclusively complementary to those offered by Rabobank. In addition, Rabobank now offers comparable investment services via Rabo Direct Beleggen. This means there is an increasing overlap between the activities of Rabobank and Alex. The acquisition by BinckBank provides Alex with the opportunity to continue on its current course.

While the sale of Alex will not result in forced redundancies, the founders of Alex, René Frijters and Peter Verhaar, will resign from the company. They will remain in their current positions until the definitive transition to BinckBank early next year. Frijters: 'We are convinced that the sale to BinckBank is an exceptionally good step from a strategic standpoint. The new combination will immediately rise to the position of undisputed market leader in the field of online investment. It will give Alex extensive opportunities to achieve further growth and to further expand its services.'

Alex no longer focuses exclusively on active investors, but also on private individuals who take a self-confident and involved approach to building capital. In addition to independent investment, Alex offers services in the field of (digital) investment advice, (digital) asset management and savings.
The Alex Academy is also a successful component of this strategy. More than 10,000 investors have now received training via the academy. The University of Maastricht even established an Alex Chair for Private Investors in early 2006.

Piet van Schijndel, Member of the Executive Board of Rabobank: 'Alex has *achieved a tremendous* amount in the past years. The company has succeeded in developing from a low-cost provider in the field of online investment into a broad-based bank for private investors. Alex has leveraged its innovative strength to develop new products that have enabled the company to forge new strategic paths. As a result, Alex is positioned to be able to play a leading role in the online investment market both now and in the future.'

The acquisition is subject to approval of the extraordinary general meeting of shareholders of BinckBank, the Dutch Central Bank and the Netherlands Competition Authority.
Rabo Securities and Morgan Stanley & Co. Limited are acting as Rabobank Nederland's financial advisors in connection with the transaction. De Brauw Blackstone Westbroek N.V. is acting as Rabobank Nederland's legal advisor in connection with the transaction.

For more information:
Alex Beleggersbank – Natasja Mets - 020 314 9687 / 06 531 759 67

Rabobank – Jan-Willem ter Avest – 030 216 1740 / 06 513 576 96

Facts and figures on Alex Beleggersbank:
Alex was founded in 1999 and currently has more than 100,000 customers and is market leader in the field of online investment. Alex Beleggersbank is the largest originator of private orders on the Euronext derivatives exchange.

Alex Beleggersbank has been the recipient of numerous awards through the years:
It received two 'Golden Bulls' for the best investment institution and best internet broker in September 2007.
Alex Assist received the ICT Innovation Award for Banking & Finance in 2005.
René Frijters was awarded the title of Marketeer of the Year in 2004.
Alex received the 2003-2004 Business Engineering Award.

A number of online investment sites, such as Belegger.nl and Beurs.nl, have repeatedly elected Alex as the best online broker in the Netherlands.

Alex has a distinctively high level of customer satisfaction: customers give Alex an average score of 8 and more than 80% say they recommend Alex to others. More than 10,000 investors have now received training at the Alex Academy. The Alex Academy training courses are given an average rating of 8 and the instructors are even given an average rating of 8.5.

Product introductions:
2007: Alex Asset Management
2006: Alex Savings Account
2005: Alex Assist
2004: Alex Pro
2003: Alex Academy

Rabobank

Rabobank in business

Have your say on sustainability reporting today

31-10-2007 | Other news

Thousands of companies including Rabobank issue sustainability reports each year – but who reads them? What do you think of reports? Do they meet the needs of communities, investors, employees, customers, journalists, and non-governmental organizations? The Global Reporting Initiative Readers' Choice Award was designed to find answers to these questions and give you a voice on sustainability reporting

Sponsored by Rabobank
Rabobank is one of the two sponsors of the Award. As our ambition is to remain a global leader in sustainability-oriented banking, your opinion is of crucial importance to meet this challenge.

Your opinion counts
You are invited to score the sustainability reports issued by companies that you work for, own stock in, are neighbours with, report on, or do business with at: http://awards.globalreporting.org/
The scoring period is open until 31 December.

Win a trip to Amsterdam
Participants have the chance to win one of eight all expenses paid trips to the Amsterdam Global Conference on Sustainability and Transparency. From 7-9 May 2008, it will feature the GRI Readers' Choice Awards ceremony and the launch of the GRI Readers' Choice Survey report.

About GRI
The Global Reporting Initiative's (GRI) vision is that reporting on economic, environmental, and social performance by all organizations becomes as routine and comparable as financial reporting. The GRI's Reporting Framework is largely seen as the global de facto standard in sustainability reporting.

More about Rabobank and sustainability on www.rabobank.com/csr

Rabobank

Rabobank in business

Rabobank publishes revised position paper on Dutch cattle farming industry

26-10-2007 | Other news

We would like to inform you about the Rabobank position paper on the Dutch cattle farming industry. This paper is an update of the document published in 2002 by the Rabobank.

Through this position paper the Rabobank wants to contribute to the dialogue among companies, the authorities and non-governmental organisations in relation to a more sustainable business and broader support platform. With the efforts of all those involved progress linked to prevailing social views can be made.

The paper has emerged through a broad discussion within our organisation and with various stakeholders in and around the cattle farming sector. The vision is influenced by prevailing insights. The sector and social environment are dynamic, which leads to fluctuating insights and actions.

Rabobank revised position paper on Dutch cattle farming industry

Rabobank

Rabobank in business

New Rabobank report shows challenges in California wine market

4-10-2007 | Other news

According to a new report by Rabobank, the wine market in the United States is steadily growing, but California faces challenges from imported wines to keep its market share.

The United States is emerging as one of the most attractive markets in the world for high-value table wine due to the size and continued growth of the industry. Between 1994 and 2006, consumption rose more than 50 percent, with the strongest growth among wines valued at over $9 a bottle and particularly at those over $12 a bottle. Below $9 a bottle growth was sloth and low value jug wines had negative growth, but still is the largest segment of wine sales by volume.

"Currently, nearly all the major wine-producing countries are developing plans to increase sales to he U.S. market, targeting the high-value market, where California producers have had more success fending off competition in recent years," said Rabobank Food & Agribusiness Research Vice President Stephen Rannekleiv.

The report, "The future of the California wine industry: A 'perfect storm' of imports brewing?" states that since 1995, imports have grown 184 percent. However, while California produces 90 percent of U.S. wine, and the growing consumption of wine has benefited California more than any other state, the current market is not without challenge.

Rabobank

Rabobank in business

Rabobank to exhibit at key global food & beverage fair for the first time


Visit Rabobank at ANUGA in Cologne.
Hall 10/11
Booth No. 26
Oct. 13-17, 2007

1-10-2007 | Other news

Rabobank's Frankfurt office is gearing up for Anuga 2007, the world's largest trade fair relating to the food & agri industry which is hosted biannually in Cologne.

This year, for the first time, Rabobank will have an exhibition stand at Anuga from 13-17 October. Rabobank is the only financial institution allowed to have a permanent presence at the fair.

On 13 October, the General Manager of Rabobank Frankfurt, Dagmar Bottenbruch, will give a speech at the German Trader's Night organized by the confederation of the German food industry BVE. She will present Global Trends In the Food Market. This event will be bilingual German and English.

On 14 October, from 12 noon, at the BMELV stand, agriculture attachés from German embassies and Thomas Bauer, foreign trade expert from Rabobank Singapore, will take part in an informative forum focusing on dynamic foreign markets for the food industry. In the late afternoon Rabobank dairy specialist Mark Voorbergen will participate in a 'Dairy Summit' hosted by the German Dairy Association.

The next day sees a major client-targeted event organised by Rabobank Frankfurt in the late afternoon. The reception, for up to 150 invited guests, will include a speech on ethics in the food industry by Bruder Paulus Terwitte, a Capuchin friar who is a well-known figure on German television and has written a number of books on religious and ethics matters.

In the morning of 15 October Rabobank Brazil will present a broad overview of the Brazilian Food & Agri industry and provide a deep analysis of animal protein sectors in Brazil.

In the afternoon, Rabobank jointly with Cologne Fair will be hosting a panel discussion featuring Mr. Birlenberg, CEO of Nordzucker, Mr. Stegen, CEO and member of the senior management team of Hiestand Holding AG, Klaus Baumann, Retail Industry Consultant of Roland Berger Strategy Consultants GmbH and Rabobank sugar expert Andy Duff. Topics discussed with an audience of representatives of the confectionary sector will be regulation and deregulation affecting the changing environment on commodities, sugar and the retail markets.

This event will be moderated by Dietrich Holler, Chief Editor of a prestigious German F&A publication (Ernährungsdienst).
This event will also be bilingual.

Rabobank

Rabobank in business

Rabo Securities initiates coverage on Real Estate stocks

1-10-2007 | Press Release

Rabo Securities further broadens its equity product offering to institutional clients by initiating coverage on the real estate sector as of September 2007. Following the recent acquisition of Bouwfonds, this step underlines Rabobank's strategic ambition to establish a leading position in the European real estate market.

Rob ten Heggeler, management board member of Rabobank International and responsible for Rabo Securities, comments:

"The start of a dedicated property team is not only a great addition to the existing equity services Rabo Securities provides, it also underpins Rabobank's commitment to be a leading partner in the European real estate market."

Initially, a team of four professionals will be responsible for the real estate coverage, consisting two analysts and two sales-traders. Real estate analyst Ruud van Maanen has worked as a real estate appraiser and investment consultant at DTZ Zadelhoff for four years. Ralf Jacobs has over seven years of experience as an equity analyst in the construction sector. Recently hired Elles de Jong (more than twenty years of experience in different markets) will be responsible for the real estate sales and sales-trading desk. Geert-Jan Nikken (seven years of experience in different markets) will be joining him as sales-trader and technical analyst.

For more information:
Jan-Willem ter Avest,
Persvoorlichting Rabobank Groep,
telnr: + 31 30 216 1740,
Mail: J.W.Avest@rn.rabobank.nl

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Euro 110,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO.: 1716A

TRANCHE NO.: 2

NZD 50,000,000 7.75 per cent. Fixed Rate Notes 2007 due 30 March 2009 issued on 4 October 2007 (the "Notes") (to be consolidated and form a single series with the NZD 100,000,000 7.75 per cent. Fixed Rate Notes 2007 due 30 March 2009 issued on 30 March 2007)

Issue Price: 99.935 per cent.

(plus 188 days' accrued interest from and including
30 March 2007 to but excluding 4 October 2007)

UBS Investment Bank

The date of these Final Terms is 2 October 2007

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions (the "**Conditions**") set forth in Offering Circular dated 31 May 2006, as supplemented by (i) a supplemental offering circular relating to the Issuer's interim consolidated financial statements for the six months ended 30 June 2006 dated 30 October 2006 and (ii) a supplemental offering circular relating to the increase of the programme limit to Euro 100,000,000,000 and the replacement of the European Economic Area selling restriction dated 9 February 2007 (together, the "**2006 Offering Circular**"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**") and must be read in conjunction with the Offering Circular dated 14 May 2007, which constitutes a base prospectus for the purposes of the Prospectus Directive, save in respect of the Conditions which are extracted from the 2006 Offering Circular. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms, the 2006 Offering Circular and the Offering Circular dated 14 May 2007. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the 2006 Offering Circular and the Offering Circular dated 14 May 2007 contains all information that is material in the context of the issue of the Notes. The 2006 Offering Circular and Offering Circular dated 14 May 2007 are available for viewing at, and copies may be obtained from Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and www.bourse.lu.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch
2	(i)	Series Number:	1716A
	(ii)	Tranche Number:	2
3	Specified Currency or Currencies:		New Zealand Dollar ("**NZD**")
4	Aggregate Nominal Amount:		
	(i)	Series:	NZD 150,000,000
	(ii)	Tranche:	NZD 50,000,000 (the Notes will be consolidated and form a single series with the NZD 100,000,000 7.75 per cent. Fixed Rate Notes 2007 due 30 March 2009 issued on 30 March 2007)
5	Issue Price:		99.935 per cent. of the Aggregate Nominal Amount plus 188 days' accrued interest from and including 30 March 2007 to but

			excluding 4 October 2007
6	Specified Denominations:		NZD 2,000
7	(i)	Issue Date:	4 October 2007
	(ii)	Interest Commencement Date (if different from the Issue Date):	30 March 2007
8	Maturity Date:		30 March 2009
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax):		No
10	Interest Basis:		7.75 per cent. Fixed Rate
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/ Payment Basis:		Not Applicable
13	Put/Call Options:		Not Applicable
14	(i)	Status of the Notes:	Senior
	(ii)	Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:		Non-Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**		Applicable
	(i)	Rate of Interest:	7.75 per cent. per annum payable annually in arrear
	(ii)	Interest Payment Date(s):	30 March in each year commencing on 30 March 2008 and ending on the Maturity Date
	(iii)	Fixed Coupon Amount(s):	NZD 155 per NZD 2,000 in nominal amount
	(iv)	Broken Amount:	Not Applicable
	(v)	Day Count Fraction (Condition 1(a)):	Actual/Actual-ICMA (unadjusted)
	(vi)	Determination Date(s) (Condition 1(a)):	Not Applicable
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17	**Floating Rate Provisions**		Not Applicable
18	**Zero Coupon Note Provisions**		Not Applicable
19	**Index Linked Interest Note Provisions**		Not Applicable
20	**Equity Linked Interest Note Provisions**		Not Applicable
21	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of each Note**	NZD 2,000 per Note of NZD 2,000 Specified Denomination
25	**Final Redemption Amount (Equity Linked Redemption Notes)**	Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes)**	Not Applicable
27	**Early Redemption Amount**	
(i)	Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 13) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	As set out in the Conditions
(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(f)):	Yes
(iv)	Early Redemption Amount of each Note payable on redemption pursuant to Condition 7(g):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes
	New Global Notes:	No

		Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note. Upon issue of the temporary Global Note, the temporary ISIN and Common Codes will be those set out in paragraphs 11(i)(a) and 11(ii)(a) of Part B of these Final Terms. Upon exchange of the temporary Global Note for the permanent Global Note, the Notes will be consolidated with and form a single series with the Issuer's NZD 100,000,000 7.75 per cent. Fixed Rate Notes 2007 due 30 March 2009 issued on 30 March 2007 and the ISIN and Common Codes will be those set out in 11(i)(b) and 11(ii)(b) of Part B to these Final Terms.
29	Financial Centre(s) (Condition 10(h)) or other special provisions relating to payment dates:	London, Auckland and Wellington subject to Condition 10(h)(A)
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as the Bearer Notes are represented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders.

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg Stock Exchange
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Luxembourg Stock Exchange's regulated market with effect from 4 October 2007
(iii)	Estimate of total expenses related to admission to trading:	Euro 1,030

2 Ratings

Rating: The Notes to be issued have been rated:

S&P: AAA

Moody's: Aaa

Fitch Ratings Ltd.: AA+

As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by S&P, an AAA rating means that the Notes has the highest rating assigned by S&P and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets *(Autoriteit Financiële Markten)* has provided each of the *Commission bancaire, financière et des assurances (CBFA)* in Belgium, *Epitroph Kefalaiagoras* in Greece, *Comisión Nacional del Mercado de Valores (CNMV)* in Spain, *Autorité des marchés financiers (AMF)* in France, Irish Financial Regulatory Authority in Ireland, *Commissione Nazionale per le Società e la Borsa (CONSOB)* in Italy, *Kredittilsynet* in Norway, Financial Market Authority (FMA) in Austria, *Rahoitustarkastus* in Finland, *Finansinspektionen* in Sweden, Financial Services Authority (FSA) in United Kingdom, *Commission de surveillance du secteur financier* in Luxembourg, *Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin)* in Germany, *Komisja Papierów Wartosciowych I Gield* in Poland and *Finanstilsynet* in Denmark with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive (the "**Certificate**").

Notwithstanding the foregoing, no offer of Notes to the public may be made in any Relevant Member State, which requires the Issuer to undertake any action in addition to the filing of the Final Terms with the Netherlands Authority for the Financial Markets unless the Issuer advises such action has

been taken.

As regards the offer to the public in Italy, the Offering Circular has been duly "passported" pursuant to Article 17 and 18 of the Prospectus Directive and Article 10-bis of CONSOB Regulation No 11971/1999, as amended, by providing CONSOB, the Italian competent authority, through the Netherlands Authority for the Financial Markets *(Autoriteit Financiële Markten)*, with the Certificate; a copy of the duly approved Offering Circular and a translation into Italian language of the summary note included in the Offering Circular. The offer of the Notes to the public in Italy will be carried out, on the basis of the "passported" Offering Circular, by UBS Limited on a cross border basis, acting on behalf of the Issuer as distributor in Italy of the Notes.

4 Interests of natural and legal persons involved in the Issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	Banking business
(ii)	Estimated net proceeds	NZD 51,395,437.16 (including 188 days' accrued interest)
(iii)	Estimated total expenses:	NZD 562,500 (comprising selling concession of NZD 500,000 and combined management and underwriting commission of NZD 62,500 only)

6 Yield (Fixed Rate Notes Only)

Indication of yield: 7.745 per cent. per annum

This is the yield-to-maturity and is calculated as the rate of return anticipated on the Notes as if they will be held until the Maturity Date. The calculation of the yield-to-maturity takes into account the Issue Price of the Notes, the Aggregate Nominal Amount of the Notes, the Rate of Interest and the time to the Maturity Date. It is also assumed that all coupons are reinvested at the same rate.

The yield is calculated at the Issue Date on the basis of the Issue Price. It is NOT an indication of future yield.

7 Historic Interest rates *(Floating Rate Notes only)*

Not Applicable

8 Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying *(Index Linked Notes only)*

Not Applicable

9 Performance of rate[s] of exchange and explanation of effect on value of investment *(Dual Currency Notes only)*

Not Applicable

10 Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying *(Equity-Linked Notes only)*

Not Applicable

11 Operational information

(i)	Intended to be held in a manner which would allow Eurosystem eligibility	No
(ii)	(a) Temporary ISIN Code:	XS0324173292
	(b) ISIN Code:	XS0293801808
(iii)	(a) Temporary Common Code	032417329
	(b) Common Code:	029380180
(iv)	Fondscode:	Not Applicable
(v)	German WKN-code:	Not Applicable
(vi)	Private Placement number	Not Applicable
(vii)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
(viii)	Delivery:	Delivery against payment
(ix)	Names and addresses of additional Paying/ Delivery Agent(s) (if any):	Not Applicable
	Names (and addresses) of Calculation Agent(s) (if different from Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International))	Not Applicable

12 General

Tradeable Amount:	Not Applicable
Time period during which the offer is open:	30 days from 4 October 2007
Description of the application process:	Not Applicable
Description of possibility to reduce subscriptions:	Not Applicable
Manner for refunding excess amount paid by applicants:	Not Applicable
Minimum and/or maximum amount of application:	Not Applicable

Method and time limit for paying up the securities and for delivery of the securities:	Investors will be notified of their allocations of Notes and the settlement arrangements in respect thereof. The Notes will be issued on the Issue Date against payment to the Issuer of the net subscription moneys.
Manner and date in which results of the offer are to be made public:	Not Applicable
Procedure for exercise of any right of pre-emption, the negotiability of subscription rights and the treatment of subscription rights not exercised:	Not Applicable

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A.
(Rabobank Nederland) Australia Branch
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A.
(Rabobank Nederland) Singapore Branch
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Euro 110,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 1650A
TRANCHE NO: 2

USD 100,000,000 5.125 per cent. Fixed Rate Notes 2007 due 27 September 2010 (the "Notes")

(to be consolidated and form a single series with the USD 500,000,000 5.125 per cent. Fixed Rate Notes 2006 due 27 September 2010 issued on 27 September 2006)

Issue Price: 102.465 per cent.

(plus 25 days' accrued interest from and including 27 September 2007 to but excluding 22 October 2007)

Rabobank International **TD Securities**

The date of these Final Terms is 15 October 2007.

38	Applicable TEFRA exemption	D Rules
39	Additional selling restrictions:	Not Applicable
40	Subscription period:	Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.705882 producing a sum of (for Notes not denominated in Euro):	Euro 70,588,200
43	In the case of Notes listed on Eurolist by Euronext Amsterdam N.V.:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 110,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:

Duly authorised

PART B – OTHER INFORMATION

Rabobank

1 Listing

(i)	Listing:	Luxembourg
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Luxembourg Stock Exchange with effect from 22 October 2007 The Notes are to be consolidated and form a single series with the Issuer's USD 500,000,000 5.125 per cent. Fixed Rate Notes 2006 due 27 September 2010 issued on 27 September 2006 which are listed and admitted to trading on the Luxembourg Stock Exchange.
(iii)	Estimate of total expenses related to admission to trading:	EUR 1,645.00

2 Ratings

Rating: The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch RatingsLtd.:	AA+

As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Standard & Poor's, an AAA rating means that the Notes have the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided each of the Commission bancaire, financière et des assurances (CBFA) in Belgium, Epitroph Kefalaiagoras in Greece, Comisiòn Nacional del Mercado de Valores (CNMV) in Spain, Autorité des marchés financiers (AMF) in France, Irish Financial Services Regulatory Authority (IFRSA) in Ireland, Commissione Nazionale per le Società e la Borsa (CONSOB) in Italy, Kredittilsynet in Norway, Financial Market Authority (FMA) in Austria, Rahoitustarkastus in Finland, Finansinspektionen in Sweden, Financial Services Authority (FSA) in United Kingdom, Commission de surveillance du secteur financier in Luxembourg, the Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin) in Germany, the Komisja Papierów Wartosciowych I Gield in Poland and

Finanstilsynet in Denmark with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

Notwithstanding the foregoing, no offer of Notes to the public may be made in any Relevant Member State, which requires the Issuer to undertake any action in addition to the filing of the Final Terms with the Netherlands Authority for the Financial Markets unless and until the Issuer advises such action has been taken.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	Banking business
(ii)	Estimated net proceeds	USD 101,445,902.78
(iii)	Estimated total expenses:	USD 1,375,000 selling concession and combined management and underwriting commission

6	**Yield** *(Fixed Rate Notes Only)*	4.211 per cent. per annum
	Indication of yield:	This is the yield-to-maturity and is calculated as the rate of return anticipated on the Notes as if they will be held until the Maturity Date. The calculation of the yield-to-maturity takes into account the Issue Price of the Notes, the Aggregate Nominal Amount of the Notes, the Rate of Interest and the time to Maturity. It is also assumed that all coupons are reinvested at the same rate. The yield is calculated at the Issue Date on the basis of the Issue Price. It is NOT an indication of future yield.

7 Historic interest rates ***(Floating Rate Notes only)***

Not Applicable

8 Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying ***(Index-Linked Notes only)***

Not Applicable

9 Performance of rate[s] of exchange and explanation of effect on value of investment ***(Dual Currency Notes only)***

Not Applicable

10 Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying ***(Equity-Linked Notes only)***

Not Applicable

11 Operational information

(i)	Intended to be held in a manner which would allow Eurosystem eligibility:	No
(ii)	(a) Temporary ISIN Code:	XS0325192887
	(b) Permanent ISIN Code:	XS0269111844
(iii)	(a) Temporary Common Code:	032519288
	(b) Permanent Common Code:	026911184
(iv)	(a) Temporary WKN (German security code):	A0TK0J
	(b) Permanent Common WKN:	A0GYRV
(v)	Fondscode:	Not Applicable
(vi)	Private Placement number:	Not Applicable
(vii)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
(viii)	Delivery:	Delivery against payment
(ix)	Names and addresses of additional Paying/Deliver Agents (if any):	Not Applicable
(x)	Names (and addresses)of Calculation Agent(s) (if different from Coöperatieve Centrale Raiffeisen-Boerenleenbank B,A, (Rabobank International)	Not Applicable

12 General

Time period during which the offer is open:	30 days from the date of publication of these Final Terms being 15 October 2007, provided that the offer period will not commence in Germany until such time as the advertisement recommended by the competent authority in Germany has been duly published
Description of the application process:	Not Applicable
Description of possibility to reduce subscriptions:	Not Applicable
Manner for refunding excess amount paid by applicants:	Not Applicable
Minimum and/or maximum amount of application:	Not Applicable
Method and time limit for paying up the	Investors will be notified of their allocations of Notes

securities and for delivery of the securities:	and the settlement arrangements in respect thereof.
Manner and date in which results of the offer are to be made public:	Not Applicable
Procedure for exercise of any right of pre-emption, the negotiability of subscription rights and the treatment of subscription rights not exercised:	Not Applicable

END